Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Prececessor Company II	Predecessor Company I
	Period ended January 13, 2002	Period Ended September 28, 2002	Fiscal Year Ended September 27, 2003	Period Ended June 27, 2004	Period ended September 25, 2004	Fiscal Year Ended October 1, 2005	Fiscal Year Ended September 30, 2006
Earnings:
Income (loss) before income taxes	(1,600)	2,609	28,258	33,309	(12,858)	(125,200)	(4,577)
Preferred stock dividend requirement	—	(6,852)	(11,218)	(9,229)	(2,593)	(11,013)	(15,718)
Fixed charges	4,359	18,111	27,912	21,925	10,089	50,183	59,455
Total adjusted earnings	2,759	13,868	44,953	46,005	(5,362)	(86,030)	39,160
Fixed charges:
Interest expense	2,300	7,000	10,377	7,563	5,899	32,527	33,781
Interest portion of net rental expense	2,059	4,259	6,318	5,133	1,597	6,643	9,956
Preferred stock dividend requirement	—	6,852	11,218	9,229	2,593	11,013	15,718
Total fixed charges	4,359	18,111	27,912	21,925	10,089	50,183	59,455
Ratio of earnings to fixed charges	—	—	1.6	2.1	—	—	—
Deficiency of earning to cover fixed charges	1,600	4,243			15,451	136,213	20,295